1WS CREDIT INCOME FUND 1290 Avenue of the Americas, 34th Floor New York, New York 10104	ALPS DISTRIBUTORS, INC. 1290 Broadway, Suite 1100 Denver, Colorado 80203

January 15, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:	1WS Credit Income Fund (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 File Nos.: 333-226768 and 811- 23368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, the Fund, and ALPS Distributors, Inc., the principal underwriter for the Fund, respectfully request acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2018 and amended on January 15, 2019 (“PEA No. 1”), to as soon as possible after January 15, 2019.

We have addressed your comments that we received via telephone on December 4, 2018 in connection with the Fund’s Registration Statement, and they are included in the transmittal letter filed together with PEA No. 1.  Further, we are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

1WS CREDIT INCOME FUND	ALPS DISTRIBUTORS, INC.

By: /s/ Kurt Locher Title: Chief Executive Officer	By: /s/ Steven B. Price Title: SVP, Director of Distribution Services